Stephen J. Cosgrove Vice President Corporate Controller	One Johnson & Johnson Plaza New Brunswick, NJ 08933

April 4, 2013

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Johnson & Johnson
Form 10-K for the Fiscal Year Ended December 30, 2012
Filed February 22, 2013
File No. 001-03215

Dear Mr. Rosenberg:

We have received the comment letter dated March 28, 2013 from you to Mr. Dominic J. Caruso, Chief Financial Officer, regarding the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Form 10-K for the fiscal year ended December 30, 2012. Confirming my phone conversation today with Ms. Dana Hartz, Staff Accountant, we have requested an extension for our response to the comment letter to Thursday, April 25, 2013. This extension will ensure that we have sufficient time to prepare our response.

If you have any questions, please contact me at 732-524-3737.

Sincerely, /s/ Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer